CONSENT OF QUALIFIED PERSON

Vikram Khera, P.Eng.
AMEC Americas Ltd., 700-2020 Winston Park Dr.
Oakville, ON L6H 6X7 CA
Tel: (905) 829-5400
Fax: (905) 829-5401
vikram.khera@amec.com

To:

British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers du Quebec

Re: Nevsun Resources Ltd. Press Release Dated 28 March 2011 entitled "Nevsun Increases Mineable Reserves at Bisha by 40% Using Updated Metal Prices" and the Nevsun Resources Ltd. 2011 Annual Information Form Filing

I, Vikram Khera, consent to the public filing of Sections 18.11, 18.12 and 18.13 and those portions of the Summary, Conclusions and Recommendations that pertain to those sections of the technical report titled "Nevsun Resources Limited, Bisha Polymetallic Operation Eritrea, Africa, NI 43-101 Technical Report" (the "Technical Report"), dated 1 January 2011 and revised 29 March 2011.

I consent to extracts from, or a summary of, the Technical Report in the Nevsun Resources Ltd. Press Release dated 28 March 2011 entitled "Nevsun Increases Mineable Reserves at Bisha by 40% Using Updated Metal Prices" (the "Press Release") and to extracts from, or a summary of, the Technical Report in the Nevsun Resources Ltd. 2011 Annual Information Form filing (the "AIF").

I confirm that I have read the Press Release and the AIF and that they fairly and accurately represent the information in the Technical Report that supports the disclosures.

"signed"	dated
Vikram Khera P.Eng.	29 March 2011